Exhibit 99.1

True North Financial invests $8 Million in China Rapid Finance

SHANGHAI, Dec. 24, 2019 /PRNewswire/ -- China Rapid Finance Limited (NYSE: XRF) ("XRF" or the "Company"), one of China's leading Fintech companies, today announced that True North Financial, LLC("TNF") will invest $8M in a private transaction for unregistered shares of the company's stock.

On December 24, 2019, TNF purchased 37,985,203 Class A unregistered Ordinary shares, and 3,465,574 Class B unregistered Ordinary shares, based on the closing price on December 23, 2019, which was $1.93 per ADS (or $0.193 per ordinary share).  The Class B ordinary shares are entitled to 10 votes per share.  As a result of this transaction, TNF owns 36.63% of the total outstanding share capital of the Company and 36.63% of total voting power of the Company. The Company has not yet granted TNF any rights to require the Company to register these private equity securities.  The definitive agreement provides that over the next 30 days the Company and TNF will endeavor to agree, on terms to be acceptable to both parties, to registration rights with respect to the Class A Ordinary shares.

As consideration for the share purchase, TNF delivered to the Company a Promissory Note in the amount of $8.0 million, that is payable in full on January 13, 2020.

Also, as part of the transaction, TNF was granted the right to designate up to 2 qualified directors to the Board, subject to ratification by the shareholders.

We are excited about True North Financial's commitment to China Rapid Finance as it continues its transition into the new business model.

About China Rapid Finance

China Rapid Finance Limited (NYSE: XRF) is one of China's leading Fintech companies that offers award-winning decisioning technology and marketing services that addresses China's growing consumer credit market. The Company utilizes its proprietary technology and 18 years of experience to provide its services. The Company is establishing partnerships and is currently developing strategic alternatives and new businesses in financial technology, marketing services and portfolio management. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to regain compliance with NYSE continued listing standards, unexpected difficulties in the Company's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, the Company's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where the Company provides products and services. Further information regarding these and other risks is included in the Company's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information except as required under applicable law.

CONTACT:

The Investor Relations Department,

IR@crfchina.com